Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Cellular Dynamics International, Inc.

at

$16.50 Net Per Share

by

Badger Acquisition Corporation

a wholly owned indirect subsidiary of

FUJIFILM Holdings Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 PM, NEW YORK CITY TIME, ON APRIL 30, 2015, UNLESS THE OFFER IS EXTENDED.

April 3, 2015

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been appointed by FUJIFILM Holdings Corporation, a corporation organized under the laws of Japan (“Parent”), to act as Information Agent in connection with the offer by Badger Acquisition Corporation, a Wisconsin corporation and a wholly owned indirect subsidiary of Parent (“Purchaser”), to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Cellular Dynamics International, Inc., a Wisconsin corporation (the “Company”), for $16.50 net per Share to the seller in cash (less any applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 3, 2015 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) enclosed herewith. Please furnish copies of the following enclosed materials to those of your clients in whose accounts you hold Shares registered in your name or in the name of your nominee:

1.	Offer to Purchase;

2.	Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients;

3.	A printed form of letter that may be sent to your clients in whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining the clients’ instructions with regard to the Offer;

4.	Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents are not immediately available or cannot be delivered to American Stock Transfer & Trust Company, LLC (the “Depositary”) prior to the expiration of the Offer or if the procedure for book-entry transfer cannot be completed prior to the expiration of the Offer; and

5.	Return envelope addressed to the Depositary.

We urge you to contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 11:59 pm, New York City time, on April 30, 2015, unless the Offer is extended.

Neither Purchaser nor Parent will pay any fees or commissions to any broker, dealer or other person (other than the Depositary and the Information Agent, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares in the Offer. However, you will be reimbursed by Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients.

Questions and requests for assistance may be directed to us at the addresses and telephone numbers set forth in the Offer to Purchase. Additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from us.

Very truly yours,

Innisfree M&A Incorporated

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS THE AGENT OF PURCHASER, PARENT, THE COMPANY, THE INFORMATION AGENT OR THE DEPOSITARY, OR OF ANY AFFILIATE OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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